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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                                 Amendment No. 3

                                  VidaMed, Inc.
                                (Name of Issuer)

                                  VidaMed, Inc.
                                 Medtronic, Inc.
                            VidaMed Acquisition Corp.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   926530 10 6
                      (CUSIP Number of Class of Securities)

On behalf of VidaMed, Inc.:                   On behalf of Medtronic, Inc. and
Tom C. Thomas, Esq.                           VidaMed Acquisition Corp.:
Oppenheimer Wolff & Donnelly LLP              Carol E. Malkinson, Esq.
1400 Page Mill Road                           Medtronic, Inc.
Palo Alto, CA 94304                           710 Medtronic Parkway Northeast
(650) 320 4000                                Minneapolis, Minnesota 55432
                                              (612)514-4000

  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14A-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c))
       under the Securities Exchange Act of 1934 ("the Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*:  $326,957,205       Amount of Filing Fee:  $65,392**
--------------------------------------------------------------------------------

* The transaction value for purposes of calculating the filing fee is $326,957,205. This amount is based on: (a) the product of (i) the 36,469,472 shares of VidaMed common stock that are proposed to be retired in the merger and (ii) the merger consideration of $7.91 per share of common stock, plus (b) $38,483,681 expected to be paid upon cancellation of all outstanding options and warrants.
** The amount of the filing fee equals one-fiftieth of one percent of the transaction value.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $65,392
                        --------------------------------------------------------
Form or Registration No.:  Schedule 14A
                          ------------------------------------------------------
Filing Party:     VidaMed, Inc.
              ------------------------------------------------------------------
Date Filed:       January 9, 2002
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                        RULE 13E-3 TRANSACTION STATEMENT

INTRODUCTION

         This Transaction Statement pursuant to Rule 13e-3 is being filed jointly by VidaMed, Inc., a Delaware corporation ("VidaMed"), Medtronic, Inc., a Minnesota corporation ("Medtronic"), and VidaMed Acquisition Corp., a Delaware corporation wholly owned by Medtronic ("VidaMed Acquisition Corp." and, together with VidaMed and Medtronic, the "Filing Persons"), in connection with the Agreement and Plan of Merger, dated December 5, 2001 (the "Merger Agreement"), by and among VidaMed, Medtronic and VidaMed Acquisition Corp. which provides, among other things, for the merger of VidaMed Acquisition Corp. with and into VidaMed. The filing of this Schedule 13E-3 does not constitute an admission by VidaMed, or by Medtronic or VidaMed Acquisition Corp. or their affiliates, that VidaMed is "controlled" by Medtronic and/or VidaMed Acquisition Corp. or any of their affiliates or that Medtronic, VidaMed Acquisition Corp. or any of their affiliates is an "affiliate" of VidaMed within the meaning of Rule 13e-3 under
Section 13(e) of the Act.



     Concurrently with the filing of this Schedule 13E-3, VidaMed is filing with the Securities and Exchange Commission ("SEC") a definitive proxy statement on
Schedule 14A (the "Proxy Statement") pursuant to Section 14(a) and Regulation 14A of the Act, relating to the special meeting of stockholders of VidaMed at which VidaMed stockholders will consider and vote upon a proposal to adopt and approve the Merger Agreement and approve the Merger.


         All information in this Schedule 13E-3 concerning VidaMed has been provided by VidaMed, and all information concerning Medtronic and VidaMed Acquisition Corp. has been provided by Medtronic.

         The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-reference sheet which follows shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3.

Item 1.                        Summary Term Sheet.

Item 1001 of Regulation M-A    The information set forth in the Proxy Statement
                               under the caption "Summary Term Sheet" is incorporated herein by reference.

                                       1

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Item 2.                        Subject Company Information.

Item 1002 of Regulation M-A

(a) VidaMed is the subject company. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Companies" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting - Record Date; Stockholders Entitled to Vote" is incorporated herein by reference.

(c), (d) The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

(e)                            N/A.

(f) The information set forth in the Proxy Statement under the caption "Other Common Stock Information" is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Person.

Item 1003 of Regulation M-A

(a) through (c)                The information set forth in the Proxy Statement
                               under the captions "Summary Term Sheet - The
                               Companies", "Information Regarding VidaMed" and
                               "Information Regarding Medtronic and VidaMed
                               Acquisition Corp." is incorporated herein by reference.

Item 4.                        Terms of the Transaction.

Item 1004 of Regulation M-A

(a) The information set forth in the Proxy Statement under the captions "The Merger Agreement," "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger," "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger," "Information Concerning the Special Meeting - Vote Required," "Special Factors - Accounting Treatment", "Special Factors
                               - U.S. Federal Income Tax Consequences," and in Appendix A is incorporated herein by reference.

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(c)                             The information set forth in the Proxy Statement
                                under the caption "Special Factors - Effects of the Merger" and "Special Factors - Interests of VidaMed's Directors and Officers in the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Appraisal Rights" and in Appendix C is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(f)                             N/A.

Item 5.                         Past Contacts, Transactions, Negotiations and
                                Agreements.

Item 1005 of Regulation M-A

(a) The information set forth in the Proxy Statement under the caption "Other Common Stock Information" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Special Factors - Relationship between VidaMed and Medtronic" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "The Merger Agreement - Promissory Note and Security Agreement" is incorporated herein by reference.

Item 6.                         Purposes of the Transaction and Plans or
                                Proposals.

Item 1006 of Regulation M-A

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Plans for VidaMed after the Merger" and "The Merger Agreement - Exchange of Securities; Merger Consideration" is incorporated herein by reference.

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(c)(1)-(8)                      The information set forth in the Proxy Statement
                                under the captions "Special Factors - Background of the Merger," "Information Regarding Medtronic and VidaMed Acquisition Corp," "Special Factors
                                - Plans for VidaMed after the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

Item 7.                         Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Special Factors - Effects of the Merger," "Special Factors - Interests of VidaMed's Directors and Officers in the Merger," "Special Factors - Plans for VidaMed After the Merger," and "Special Factors - U.S. Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.                         Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) and (b)                     The information set forth in the Proxy Statement
                                under the captions "Special Factors -
                                Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors -
                                Position of Medtronic as to Fairness of Merger" is incorporated herein by reference.

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(c)                             The information set forth in the Proxy Statement
                                under the caption "Summary Term Sheet - Vote
                                Required" and "Information Concerning the
                                Special Meeting - Vote Required" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(e) and (f)                     The information set forth in the Proxy Statement
                                under the captions "Special Factors - Background of the Merger" and "Special Factors-
                                Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

Item 9.                         Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) and (b)                     The information set forth in the Proxy Statement
                                under the captions "Special Factors - Opinion of VidaMed's Financial Advisor," "Special Factors -
                                Position of Medtronic as to Fairness of the Merger," and "Financial Projections" is incorporated herein by reference.

(c) The written fairness opinion provided by Banc of America Securities LLC is attached to the Proxy Statement as Appendix B.

Item 10.                        Source and Amounts of Funds or Other
                                Consideration.

Item 1007 of Regulation M-A

(a) The information set forth in the Proxy Statement under the caption "Special Factors - Source of Funds" is incorporated herein by reference.

(b)                             N/A.

(c) The information set forth in the Proxy Statement under the caption "Special Factors - Fees and Expenses" is incorporated herein by reference.

(d)                             N/A.

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Item 11.                        Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) and (b)                     The information set forth in the Proxy Statement
                                under the captions "Other Common Stock
                                Information" and "Security Ownership of
                                Principal Stockholders and Management of
                                VidaMed" is incorporated herein by reference.

Item 12.                        The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d) and (e)                     The information set forth in the Proxy Statement
                                under the caption "Summary Term Sheet - Security
                                Ownership of Management," "Information
                                Concerning the Special Meeting - Security
                                Ownership of Management," and "Special Factors -
                                Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

Item 13.                        Financial Statements.

Item 1010 of Regulation M-A

(a) The information set forth in VidaMed's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 under the caption "Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K - (a) 1. Financial Statements" and the information set forth in VidaMed's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 under the caption "Item 1: Financial Statements" is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Selected Historical Consolidated Financial Data" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Pro Forma Financial Information" is incorporated herein by reference.

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Item 14.                        Persons/Assets, Retained, Employed, Compensated
                                or Used.

Item 1009 of Regulation M-A

                                The information set forth in the Proxy Statement under the caption "Information Concerning the Special Meeting - Proxy Solicitation Costs" is incorporated herein by reference.

Item 15.                        Additional Information.

Item 1011(b) of Regulation M-A

                                The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Stockholder Lawsuits Challenging the Merger" and "Special Factors - Stockholder Lawsuits Challenging the Merger" is incorporated herein by reference.

Item 16.                        Exhibits.

Item 1016(a)-(d), (f), (g) of
Regulation M-A

(a)(2) and (3)                  The Proxy Statement is hereby incorporated by
                                reference.

(b)                             N/A.

(c) The Fairness Opinion of Banc of America Securities LLC ("Banc of America"), attached as Appendix B to the Proxy Statement, is incorporated herein by reference. Banc of America consented to the incorporation of their opinion into the Proxy Statement. The consent is attached to this Schedule as Exhibit 99.1. The materials prepared by Banc of America for the meeting of VidaMed's Board of Directors on December 5, 2001 are attached to this Schedule as Exhibit 99.2.

(d) The information set forth in the Proxy Statement under the caption "The Merger Agreement - Promissory Note and Security Agreement" is incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the caption "Appraisal Rights" and Section 252 of the Delaware General Corporation Law, attached as Appendix C to the Proxy Statement, are incorporated herein by reference.

(g)                             N/A.

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                                   SIGNATURES

         After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     March 14, 2002              VIDAMED, INC.
      ---------------------



                                    By:  /s/ Randy D. Lindholm
                                      ------------------------------------------
                                      Randy D. Lindholm
                                      President and Chief Executive Officer


Date:     March 14, 2002              MEDTRONIC, INC.
      ---------------------



                                    By:   /s/ David J. Scott
                                      ------------------------------------------
                                      David J. Scott
                                      Senior Vice President and General Counsel


Date:     March 14, 2002              VIDAMED ACQUISITION CORP.
      ---------------------



                                    By:   /s/ David J. Scott
                                      ------------------------------------------
                                      David J. Scott
                                      Vice President and Secretary